Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

H. Mulligan Bespoke Libations Co.
1013 Centre Rd. Suite 403-A
Wilmington, DE 19805
https://www.herculesmulligancompany.com/

Up to $1,000,000.56 in Common Stock at $3.12
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: H. Mulligan Bespoke Libations Co.
Address: 1013 Centre Rd. Suite 403-A, Wilmington, DE 19805
State of Incorporation: DE
Date Incorporated: August 23, 2019

Terms:

Equity

Offering Minimum: $9,999.60 | 3,205 shares of Common Stock
Offering Maximum: $1,000,000.56 | 320,513 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.12
Minimum Investment Amount (per investor): $102.96

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Hercules Mulligan, you are eligible for 5% additional bonus shares.

Time-Based perks

Friends and Family

Invest within the first week and receive 10% bonus shares.

Super Early Bird

Invest within the first two weeks and receive 7% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 5% bonus shares.

Amount-based Perks

Tier 1 | $100+

Receive Flaviar Base Membership + a 5% discount code for Hercules Mulligan products for 6 months.

Tier 2 | $250+

Flaviar Base Membership + a 10% discount code for Hercules Mulligan products for 6 months.

Tier 3 | $500+

Flaviar Base Membership, 1 bottle of HM Eyr & Rye or HM Rum & Rye + a 10% discount code for Hercules Mulligan products for 1 year.

Tier 4 | $1,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year + 1 bottle of Eyr & Rye and 1 bottle of Rum & Rye.

Tier 5 | $2,500+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year + 2 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 1 bottle of Rye & Rye when it launches.

Tier 6 | $5,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year + 7 bottles of Rum & Rye, 2 bottles of Eyr & Rye, and 1 bottle of Rye & Rye when it launches.

Tier 7 | $10,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year.9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 3% bonus shares.

Tier 8 | $25,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year, 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 5% bonus shares.

Tier 9 | $50,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year, 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 7% bonus shares.

Tier 10 | $100,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year, 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 10% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Hercules Mulligan will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $312. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Investors Loyalty

Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

H. Mulligan Bespoke Libations Co. ("Hercules Mulligan" or the "Company") is a ready-to-serve bottled cocktail made with Rum, Rye Whiskey, Fresh Ginger, and Bitters. Founded in 2019, Hercules Mulligan launched exclusively online through Flaviar.com and completed successful equity crowdfunding offerings in late 2021 and 2022. Since then, we have effectively grown new DTC channels, started aggressive on and off-premise growth, and are now available in several accounts across the US.

H. Mulligan Bespoke Libations Co. was initially organized as H. Mulligan Bespoke Libations, LLC, a Delaware limited liability company on August 23, 2019, and converted to a Delaware corporation on July 30, 2021.

Competitors and Industry

Hercules Mulligan is a new brand within the Spirits industry. It sits at the intersection of three growing spirits categories: American Craft Spirits, Rye Whiskey, and RTDs.

Current dominant players within the space that we hope to take market share from include RTDs and brands playing with flavor innovations (both direct and indirect competitors), including but not limited to Hochstadter's Slow & Low Rock and Rye, Plantation Stiggins' Fancy Pineapple Rum, Spiced Rum, and Fireball.

RTDs: The global ready-to-drink cocktail market is expected to expand at a CAGR of 12.1% from 2020 to 2027. (Source: Grand View Research)

Rye Whiskey: Since 2009, volumes have increased by 1500 percent, growing to 1.4 million cases in 2020. And over the past year, Rye grew 16%. (Source: DISCUS) The overall American whiskey market is expected to grow at a CAGR of 9.9% from 2019 to reach $16.8 billion by 2025 (Source: ResearchandMarkets.com)

American Craft Spirits: The U.S. craft spirits market volume reached over 11m 9-liter cases in retail sales in 2019, growing at an annual growth rate of 24%. In value terms, the market reached $6.1 billion in sales, growing at an annual growth rate of 27.1%. (Source: AmericanCraftSpirits.org)

Rum: Rum category revenue increased by 5.9% in 2020, according to the Distilled Spirits Council of the U.S., with most of that growth from High-End Premium (8.7%) and Premium (7.6%) and Super-Premium (3.7%) (Source: Beverage Dynamics).

Current Stage and Roadmap

Current Stage

Hercules Mulligan Rum & Rye has been available for sale via Flaviar.com since

November 2019. In 2022 we have launched additional 2 DTC channels - Caskers.com and Drizly. In an effort to go from DTC to traditional distribution as well, we currently have distribution in 5+ states and are available in over 450 accounts.

Future Roadmap

We plan to grow the brand in the available markets in the on and off-premise, supporting new accounts with marketing initiatives. We will continue to grow our footprint by opening up additional markets, starting with the northeast corridor and Illinois, and eventually California and Florida.

The Team

Officers and Directors

Name: Steve Luttmann

Steve Luttmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August, 2019 - Present
  Responsibilities: In charge of top managerial decisions. Steve Luttmann has an annual salary of $120,000 per year.

Other business experience in the past three years:

- **Employer:** Luttmann Marketing & Ventures, LLC DBA Tortoise & Volt
  Title: Managing Director
  Dates of Service: March, 2017 - Present
  Responsibilities: He runs the company, which is a consultancy with various contractor partners. Through Tortoise & Volt, they consult for various other food and beverage brands related to marketing and business strategy, as well as partner in developing and founding other brands. Mr. Luttmann does not receive a salary for his role.

Other business experience in the past three years:

- **Employer:** American Liquor Co.
  Title: Co-founder.
  Dates of Service: March, 2020 - Present
  Responsibilities: Product and business development; company vision.

Other business experience in the past three years:

- **Employer:** Bahnbrecker
  Title: Co-founder.
  Dates of Service: May, 2020 - Present
  Responsibilities: Product and business development; company vision.

Name: Frederic Lavoie

Frederic Lavoie's current primary role is with Flaviar, Inc.. Frederic Lavoie currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: August, 2019 - Present
  Responsibilities: Responsibilities: Managing the financial actions of a company. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- **Employer:** Flaviar, Inc.
  Title: CFO
  Dates of Service: November, 2019 - Present
  Responsibilities: Financial planning and execution, fundraising and M&As.

Name: Grisa Soba

Grisa Soba's current primary role is with Supermassive Beverage Company. Grisa Soba currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August, 2019 - Present
  Responsibilities: Board Member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- **Employer:** Supermassive Beverage Company
  Title: Founder
  Dates of Service: February, 2020 - Present
  Responsibilities: Management of the company

Other business experience in the past three years:

- **Employer:** Flaviar Inc.
  Title: Director
  Dates of Service: June, 2014 - Present
  Responsibilities: Company vision and product development.

Name: Mario Mazza

Mario Mazza's current primary role is with Robert Mazza, Inc.. Mario Mazza currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August, 2019 - Present
  Responsibilities: Board member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- **Employer:** Robert Mazza, Inc.
  Title: General Manager
  Dates of Service: May, 2012 - Present
  Responsibilities: Oversight of sales, production, winemaking, distilled spirits production, grower relations.

Name: Ryan Malkin

Ryan Malkin's current primary role is with Malkin Law P.A.. Ryan Malkin currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August, 2019 - Present
  Responsibilities: Board Member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

- **Employer:** Malkin Law P.A.
  Title: Principal Attorney
  Dates of Service: July, 2013 - Present
  Responsibilities: Lead company's practice.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering shares in the amount of up to $1.235 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hercules Mulligan is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other

relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Alcohol Industry and Prohibition

The current distilled spirits market growth could slow or stop in the future which may adversely affect the company. The U.S. Government could enact legislation prohibiting the production, sales, and consumption of alcohol, which would be detrimental to our business. Aspects of our business and our products are regulated at the local, state, and federal levels. The nature and scope of future legislation and regulations cannot be predicted. While we anticipate that the company and our products will be in compliance with all applicable laws, rules and regulations, there still may be risks and costs that such laws and regulations may change with respect to present or future operations. Such changes and additional costs may increase the cost of investments and operations and may decrease the demand for products and services.

Suppliers

A portion of our future success is attributable to our relationship with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely affect the company.

Distribution

The spirits industry has seen a large amount of consolidation in the companies that handle distribution. As a result of the three-tier regulatory system we are substantively reliant on distribution companies. Such consolidation may make it difficult to expand distribution and lack of expanded distribution may have an adverse effect on the company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Supermassive Beverage Company, LLC (managed by Jugoslav Petkovic, 100% owned by Flaviar, Inc.)	2,182,500	Preferred Class A Stock	38.9%
Luttmann Marketing & Ventures, LLC (managed and 100% owned by Steve Luttmann)	1,192,500	Preferred Class A Stock	21.25%

The Company's Securities

The Company has authorized Common Stock, Preferred Class B Stock, Preferred Class A Stock, and SAFE Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 320,513 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 594,511 outstanding.

Voting Rights

1 vote per share. Voting power is delegated to the CEO via Proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However,

the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 5,611,499 shares, includes 594,511 shares of Common Stock, 516,988 shares of Preferred Class B Stock, and 4,500,000 shares of Preferred Class A Stock.

Preferred Class B Stock

The amount of security authorized is 1,251,740 with a total of 516,988 outstanding.

Voting Rights

There are no voting rights associated with Preferred Class B Stock.

Material Rights

Liquidity preference over the Class A Preferred Stock and Common Stock.

Preferred Class A Stock

The amount of security authorized is 5,000,000 with a total of 4,500,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

SAFE Notes

The security will convert into Preferred class b stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $275,000.00
Maturity Date: July 01, 2023
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $160,000,000.00
Conversion Trigger: Closing of crowdfunding campaign.

Material Rights

The Company had issued SAFE Instruments totaling $1,000,000. The SAFE instruments provided for the automatic conversion to equity upon a future fundraising event at pre-arranged discounts and valuation caps.

As of December 31, 2022, all of the SAFE Instruments had all converted to equity

($25,000 into common stock, $975,000 into Preferred Class B stock).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** In-Kind
  Final amount sold: $100,000.00
  Use of proceeds: Promoting the brand, working capital
  Date: August 23, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $742,740.85
  Number of Securities Sold: 391,718
  Use of proceeds: Hiring, promoting the brand, on/off premise development.
  Date: March 22, 2022
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $495,000.00
  Use of proceeds: Hiring, promoting the brand, on/off premise development
  Date: September 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $521,151.37
  Number of Securities Sold: 194,142
  Use of proceeds: Hiring, promoting the brand, on/off premise development.
  Date: September 07, 2022
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $505,000.00
  Use of proceeds: Hiring, promoting the brand, on/off premise development.
  Date: September 07, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $275,000.00
  Use of proceeds: Brand promotion, on/off premise development.
  Date: March 17, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

REVENUE

In fiscal year 2022, our company achieved a significant increase in revenue, reaching $481,698.00. This represents an approximate 250% growth compared to the previous fiscal year. We attribute this success to several factors, including a higher volume of product demos, successful onboarding of new distributors, and expanded on/off-premise locations.

Our company recognizes the importance of the U.S. market, which is currently experiencing rapid growth in the ready-to-drink and ready-to-serve product categories. As a result, we focused the majority of our marketing and sales efforts in the U.S. in 2022. By prioritizing this market and continuing to demonstrate our success, we believe we can achieve even greater growth and success in the future.

COST OF SALES

In 2022, our company's cost of goods sold amounted to $263,279.00. This figure was higher than in the previous fiscal year, reflecting the increased scale of our product sales and distribution efforts.

As our company continued to grow and expand, we incurred additional costs associated with producing and distributing our products. These costs were reflected in our cost of goods sold for the year. Despite the increase in costs, we are confident that our focus on scaling our operations will yield greater returns in the long run.

Moving forward, we remain committed to optimizing our operations and finding efficiencies in our supply chain to manage costs while continuing to deliver high-quality products to our customers.

GROSS MARGIN

Our gross margin for 2022 was 38%, slightly below our expected budget. This can be attributed to the rising costs of input ingredients, dry goods, and workforce. However, we are actively taking steps to improve our gross margin for fiscal year 2023.

EXPENSES

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and research and development expenses. Expenses in 2022 were $1,531,705. Major increase was due to a much larger headcount and costs related to sales and marketing.

Historical results and cash flows:

We expect our top-line sales volume and net revenue to grow as the brand increases points of distribution, new SKUs, unit sales, and geographic distribution which we also plan to scale overseas. We will likely improve gross profit levels by improving the costs of the input ingredients and dry goods due to the volume scale as the business benefits from increased production economies of scale.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 28, 2023, the Company has capital resources available in the form of a line of credit for up to $1,000,000 from GemCap Solutions, LLC, of which $361,000 has been utilized, and $122,200 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are crucial for our further building of the brand building, scaling of the offline sales to the new US states, on and off-premise development and marketing and scaling of the eCommerce sales. The brand will also be launching additional SKUs or types of products that will be financed by this funding round. We are already funding the business through angel investors as well, and are not fully dependent on the success of this crowdfunding round.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds are not necessary for the viability of the company, even if the campaign is not successful we will still be able to run and grow the company. However, funds from this campaign are necessary for expedited growth and expansion.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

In case of reaching the lower end of our goal, we expect to run the company forward with an adapted scale and less hiring and additionally relying on Flaviar resources for marketing and design needs. Steve Luttmann will also turn back to a non-compensated full-time employee of the company and Ryan Malkin and Mario Mazza will assist with bottling and legal needs. With the help of Flaviar, one of the biggest spirits communities and marketplace, we will still be able to grow and potentially attempt another crowdfunding campaign round later. We have a sufficient contribution from angel investors that will allow us to still run the crucial elements of the business.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal, we expect a runway of at least 12 months with all the planned scale activities being executed. This estimate is built upon our expansion plans, estimated marketing investments, projected inventory needs and hiring plan.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If the need arises in the future, we plan on raising additional funds as needed from angel and strategic investors if we will see the opportunity to scale faster without diluting ourselves and existing investors too much. They will be able to provide lines of credit or additional rounds depending on the capital needs at the time.

Indebtedness

- **Creditor:** GEMCAP SOLUTIONS, LLC
  Amount Owed: $361,000.00
  Interest Rate: 4.25%
  Maturity Date: December 28, 2025
  Collateral is 80% of receivables, 70% of rye in barrels and 60% of finished goods (finished bottles).

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $17,507,876.88

Valuation Details:

Our company has experienced impressive growth across multiple fronts, including sales (up over 80% year-over-year), talent acquisition (such as our new Vice President of Sales), and the addition of key strategic accounts like Costco, Total Wine & More, Specs, ABC, Wegmans, Binny's, Lee's and more. We've also expanded our product line with the launch of a new SKU and entered new markets in several states. Our success has attracted top-tier angel investors who share our vision for the future.

Our company's repurchase rates remain consistently at approximately 3 times higher than the industry standard, which is a clear indication of a strong product market fit. This achievement is crucial for any business, and we're proud to have achieved it. We are highly effective in converting our fans and drinkers into ambassadors who share their passion for our brand, helping us grow and expand our reach. Our success has also garnered significant press coverage, which further elevates our brand's profile.

The company has crossed $0.5M of annual revenue, which is a 3x growth compared to the previous year. On the DTC front, we are one of the most sold products on Flaviar marketplace. The scale we are currently experiencing, combined with our cap table that consists of some of the most successful individuals and institutions within the spirits industry justifies our revenue-to-valuation multiplier.

We're thrilled to see growth in both the ready-to-serve and ready-to-drink segments, as well as individual spirits components. This expansion demonstrates the increasing value of the market we are capturing, and we're committed to continuing to deliver high-quality products that meet our customers' evolving needs.

Given the strong momentum we've achieved and keeping in mind the current market conditions we're operating in, we believe a slight increase in valuation is warranted since our previous crowdfunding round.

The total number of shares outstanding on a fully diluted basis, 5,611,499 shares, includes 594,511 shares of Common Stock, 516,988 shares of Preferred Class B Stock, and 4,500,000 shares of Preferred Class A Stock.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $275,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  94.5%
  General & Administrative use of proceeds.

If we raise the over allotment amount of $1,000,000.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  34.0%
  Expand our geographic distribution from 6 States to 36 States, and support our marketing communications and trial efforts at retail locations.

- *Working Capital*
  12.5%
  We will increase our inventory to support expansion, including the launch of Eyr & Rye in 2023, and the introduction of a 6 Year Rye (finished in Port Casks) in early 2024.

- *General & Administrative*
  48.0%
  Sales support and activations, team expansions and marketing activation costs needed in order to achieve our goals of nation and continental expansion, as well as all the other company cost related costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the

report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.herculesmulligancompany.com/ (herculesmulligancompany.com/report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/herculesmulligan

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR H. Mulligan Bespoke Libations Co.

[See attached]

H. MULLIGAN BESPOKE LIBATIONS CO.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2022 and 2021



INDEPENDENT AUDITOR'S REPORT

April 3, 2023

To: Board of Directors, H. MULLIGAN BESPOKE LIBATIONS CO.

Re: 2022 and 2021 Financial Statement Audit

We have audited the accompanying financial statements of H. MULLIGAN BESPOKE LIBATIONS CO. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA GroupCo.
Aurora, CO

April 3, 2023

H. MULLIGAN BESPOKE LIBATIONS CO.
Balance Sheets
As of December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Assets		
Current assets		
Cash	$ 387,728	$ 1,038,737
Inventory	975,833	279,221
Accounts receivable	156,281	215,000
Prepaid expenses	8,341	0
Total current assets	1,528,183	1,532,958
Fixed assets, net of accumulated depreciation	2,213	0
Other assets	30,625	30,625
Total assets	$ 1,561,021	$ 1,563,583
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts and credit cards payable	$ 226,934	$ 434,731
Due to affiliate	187,162	34,155
SAFE instruments	0	495,000
Total current liabilities	414,096	963,886
Loan payable	385,000	0
Total liabilities	799,096	963,886
Shareholders' Equity		
Common stock (3,000,000 shares authorized, 594,511 and 391,718 shares issued and authorized as of December 31, 2022 and 2021, respectively)	1,148,729	616,856
Preferred Class A stock (5,000,000 shares authorized, 4,500,000 and 4,500,000 shares issued and authorized as of December 31, 2022 and 2021, respectively)	0	0
Preferred Class B stock (1,251,740 shares authorized, 516,988 and 0 shares issued and authorized as of December 31, 2022 and 2021, respectively)	975,000	0
Retained earnings (deficit)	(1,361,804)	(16,888)
Total shareholders' equity	761,925	599,698
Total Liabilities and Shareholders' Equity	$ 1,561,021	$ 1,563,583

H. MULLIGAN BESPOKE LIBATIONS CO.
Statements of Operations
Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Revenues, net	$ 481,698	$ 135,000
Cost of goods sold	263,279	0
Gross profit	218,419	135,000
Operating expenses		
Sales & marketing expenses	1,086,016	94,720
Professional services	201,447	72,467
General & administrative expenses	244,242	42,028
Total operating expenses	1,531,705	209,289
Operating loss	(1,313,286)	(74,289)
Interest (expense)	(635)	-
Depreciation (expense)	(554)	-
Income tax	-	-
Net loss	$ (1,314,475)	$ (74,289)
Foreign translation (loss)	(441)	-
Total comprehensive income (loss)	$ (1,314,916)	$ (74,289)

H. MULLIGAN BESPOKE LIBATIONS CO.
Statements of Sharholders' Equity (Deficit)
Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Preferred Class B Stock	Retained Earnings (Deficit)	Total Members' Equity (Deficit)
Balances – January 1, 2021	$ 100,000	$ 0	$ 57,401	$ 157,401
Issuance of shares / membership interests	616,586			616,586
Distributions to members	(100,000)			(100,000)
Net loss			(74,289)	(74,289)
Balances – December 31, 2021	$ 616,586	$ 0	$ (16,888)	$ 599,698
Issuance of shares	507,143			507,143
Conversion of SAFE instruments	25,000	975,000		1,000,000
Net loss			(1,344,916)	(1,344,916)
Balances – December 31, 2022	$ 1,148,729	$ 975,000	$ (1,361,804)	$ 761,925

H. MULLIGAN BESPOKE LIBATIONS CO.
Statements of Cash Flows
Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Cash Flows from Operations		
Net income (loss)	$ (1,344,916)	$ (74,289)
Adjustments to net income (loss)		
Depreciation	554	0
Changes in assets and liabilities		
Accounts receivable	58,719	(135,000)
Inventory	(696,612)	(279,221)
Prepaid expenses	(8,341)	100,000
Accounts and credit cards payable	(207,797)	414,162
Total Cash Flows from Operations	(2,198,393)	25,652
Cash Flows from Investments		
Other asset usage (expenditures)	(2,767)	0
Total Cash Flows from Investments	(2,767)	0
Cash Flows from Financing		
Proceeds (repayment) from affiliate borrowing	153,007	0
Proceeds from loan payable	385,000	0
Proceeds from issuance of stock / membership	507,143	616,586
Proceeds from issuance of SAFE instruments	505,000	495,000
Distributions to shareholders	0	(100,000)
Total Cash Flows from Financing	1,550,150	1,011,586
Total Cash Flows	(651,009)	1,037,237
Beginning Cash Balance	1,038,737	1,500
Ending Cash Balance	$ 387,728	$ 1,038,737
Supplementary Non-Cash Information		
Conversion of SAFEs to shares	$ 1,000,000	$ 0

H. MULLIGAN BESPOKE LIBATIONS CO.
Notes to the Financial Statements
Years ended December 31, 2022 and 2021
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

H. MULLIGAN BESPOKE LIBATIONS CO. ("the Company") is a corporation under the laws of the State of Delaware on August 23, 2019. The Company licenses the marks related to its Hercules Mulligan alcoholic products.

Since inception in 2019, the Company relied on raising securities, issuances of equity and operations to fund its business. The Company was founded by companies in the same industry who will provide funding on an as-needed basis if the Company requires funding.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2022 and 2021, the Company had $387,728 and $1,038,737, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy

is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets

Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation or amortization is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment and long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2022 and 2021, the Company maintained intangible assets with a net book value of $30,625 and $30,625, respectively. Additionally, the Company acquired computer equipment in 2022 with a net book value of $2,213 after $554 of depreciation.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.
- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income from its start-up operations. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed under Internal Revenue Code as a C corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition

date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from licensing is recognized over the period of the license agreement and upon the sale of tangible goods upon delivery.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed a corporate tax return for 2022, but will do so in a timely manner, including extensions. The Company incurred a loss during the period from Inception through December 31, 2022 and so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income.

NOTE 4 – EQUITY

The Company has three classes of stock authorized. As of December 31, 2022, the Company has 3,000,000, 5,000,000 and 1,251,740 shares authorized of Common, Preferred Class A, and Preferred Class B Stock, respectively. In 2022, the Company's simple agreements for future equity ("SAFE Instruments") converted to equity. Additionally, the Company issued common stock in a securities offering made under Regulation CF with StartEngine.

As of December 31, 2022, the Company has 594,511, 4,500,000, and 516,988 shares of Common, Preferred Class A, and Preferred Class B Stock issued and outstanding.

NOTE 5 –DEBT

Due to Affiliate
The Company has borrowed from affiliates on a revolving account to cover expenses and other costs.

Debt Facility
On December 29 2022, the Company closed a debt facility with GemCap Solutions, LLC that is providing a maximum revolver line of $1,000,000, using the Company's barrels as collateral. As of December 31 2022, the Company had drawn $385,000 from the revolver.

SAFE Instruments
The Company had issued SAFE Instruments totaling $1,000,000. The SAFE instruments provided for the automatic conversion to equity upon a future fundraising event at pre-arranged discounts and valuation caps. As of December 31, all of the SAFE Instruments had all converted to equity ($25,000 into common stock, $975,000 into Preferred Class B stock).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company is early-stage in its growth and relies on contributions from the affiliate ownership group to cover expenses, perform marketing, and other core functions. The Company compensates the members per the Company's operating agreement in the form of equity credit.

Because these transactions are among related parties, there is no guarantee that similar commercial terms could be found in the normal course of business.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2019. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is continuing its current securities offering exempt from registration under Regulation CF. The securities offering will be listed with a duly licensed Regulation CF funding portal (or its affiliates) and they will receive compensation for the listing commensurate with its standard terms.

Issuance of Securities
During 2023, the Company has issued an additional $350,000 in SAFE Instruments.

Management's Evaluation

Management has evaluated subsequent events through April 3, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT

Consumers want the quality craft cocktail bar experience at home. But they lack the tools, techniques, and time to achieve it. So we've created craft cocktails in a bottle, ready to serve. Just open and pour. That's it.

There's Rum and Rye, combining three Caribbean Rums, three American Rye Whiskeys, real macerated ginger, and tailor-made Bitters. It's a bottled Irish Old Fashion. Just pour over ice and enjoy.

And our newest expression, Eyr and Rye, blends two iconic spirits from both sides of the pond in your ready-to-serve Manhattan. Consumers absolutely love the liquid. Just one taste, and they want more.

Online, we have over 2,300 peer reviews for rum and rye, and the reviews are amazing. Take Paul from California: "Bought one bottle to try, loved it, bought three more." Or Amanda from Florida: "absolutely adore this! I love the story, I love the history, I love the bottle, and when compared to a good Old Fashioned, I'm not sure which I'd choose."

And now with Eyr and Rye, the feedback is fantastic. Take Gerald from New Jersey: "First tried a bit in a shot glass and it was really tasty so I poured some over ice. It was very, very good. Definitely recommended!" Ready to Drink Cocktails, Craft Spirits, and Whiskey - notably Rye Whiskey and Irish Whiskey have been on fire.

Because of its unique nature. Hercules Mulligan sources volume from a broad set of products, including Irish Whiskey, Bottled Cocktails, Rye Whiskey, and Rum. And there's a clear emerging ready-to-serve premium segment, full-proof craft cocktails, and a large format bottle.

We have two major thrusts to make Hercules Mulligan available to consumers. Online delivery and offline distribution via stores and bars. For online, we have major direct-to-consumer capabilities via our partners, Flaviar and Caskers. As a result, Hercules Mulligan can be mailed directly to your front door in 34 states covering 82% of the population.

And for the stores and bars, we launched New York in late 2021, expanded into Connecticut and New Jersey late last summer, and expanded late last year into Illinois, Florida, Texas, and Tennessee.

This year we are expanding the brand to major markets with distribution in some of the top retailers in the country. We've had excellent results so far. Last year we sold over 2,000 cases. That's more than 24,000 individual bottles, up 86% versus last year.

In our core New York region, we've sold over 7,200 bottles to 320 liquor stores and in 201 bars and restaurants. Hercules Mulligan is now the top-selling cocktail at the Hamilton Theater on Broadway.

Our plan is to leverage all the amazing work done to date and to grow. But to grow, we need your help to fuel our expansion and spread the word of Hercules Mulligan.

That's why we need you to come join our team.

Stand for something.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

🟥 **4 DAYS LEFT** ⓘ

INVEST IN HERCULES MULLIGAN TODAY!

One of the most popular craft cocktail experiences at home

Become part of the Bottled Craft Cocktails revolution and brand with $2M+ raised, 40,000 bottles sold, and 85% YoY sales growth. Fueled by one of the world's largest Spirits-loving ...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$443,242.47 Raised

OVERVIEW	ABOUT	TERMS	UPDATES	REWARDS	DISCUSSION	INV >

REASONS TO INVEST

 Community built - We are a community built and funded business, relying on thousands of investors and drinkers to help us scale the company. We are also powered by one of the world's largest Spirits-loving communities, Flaviar.

 85% YoY Sales Growth - We are taking markets like a storm. With over 521 stores and bars sold in our initial core markets, partnerships with chain stores like Costco, Total Wine & More, Specs (TX), Binny's (IL), and ABC Liquors (FL), and the DTC scale, our sales have grown by 85%, totaling over 40,000 sold bottles since launch.

Invest Now
$3.12 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$1,263,892.22

RAISED ⓘ	INVESTORS
$443,242.47	**393**

MIN INVEST ⓘ	VALUATION
$102.96	**$17.51M**

INVEST IN HERCULES MULLIGAN TODAY!

One of the most popular craft cocktail experiences at home

Become part of the Bottled Craft Cocktails revolution and brand with $2M+ raised, 40,000 bottles sold, and 85% YoY sales growth. Fueled by one of the world's largest Spirits-loving ...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$443,242.47 Raised

REASONS TO INVEST

 Community built - We are a community built and funded business, relying on thousands of investors and drinkers to help us scale the company. We are also powered by one of the world's largest Spirits-loving communities, Flaviar.

 85% YoY Sales Growth - We are taking markets like a storm. With over 521 stores and bars sold in our initial core markets, partnerships with chain stores like Costco, Total Wine & More, Specs (TX), Binny's (IL), and ABC Liquors (FL), and the DTC scale, our sales have grown by 85%, totaling over 40,000 sold bottles since launch.

 Over $2M already raised - Our world-class team of founders with startup (Y Combinator) and liquor experience are backed by a community of 1,200+ crowdfunding investors and angel investors that have started companies like Svedka, Aviation and many others.

Invest Now
$3.12 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$1,263,892.22

RAISED ⓘ
$443,242.47

INVESTORS
393

MIN INVEST ⓘ
$102.96

VALUATION
$17.51M

OVERVIEW

Hercules Mulligan is scaling nationwide

to become part of Hercules Mulligan and join us in building the future of spirits.

And who are we?

We're one of the best Ready-to-Drink beverages on the market with an unwavering community of investors and loyal consumers. We've worked to establish a strong network in the Spirits industry and are backed by a highly-experienced team.

Our sales have continued to soar 85% since last year. We have onboarded hundreds of new accounts, launched new SKUs and have started to scale nationwide.

THE PROBLEM

Consumers want the quality craft cocktail bar experience at home but lack the tools, techniques, and time to achieve it

Everyone loves a good cocktail, but making one at home can be a hassle: you don't know how or have the ingredients, the time, or the tools. Plus, most bottled cocktails are made with inferior Spirits and flavor systems from a laboratory. We're here to revolutionize that completely.

Enter Hercules Mulligan, our take on Irish Old Fashioned with three rums, ryes, ginger and bitters and Manhattan cocktail with Irish, Rye and cherry bitters.





Leading the Revolution of Ready-to-Drink Cocktails

Hercules Mulligan is a ready-to-drink Old Fashioned that lets you enjoy a first-class, bar-grade cocktail at home with no inconvenience. We want our consumers to have a trusted, high-quality cocktail right in their home bar.

Simply pour over ice and enjoy. Easy as that.



We put the highest quality ingredients at the front of what we are doing. Hercules Mulligan Rum & Rye and Eyr & Rye are blended and bottled by our Master Blender Mario Mazza in Westfield, NY, and brought to you by Flaviar - one of the world's largest Spirits marketplaces.

Our aged Rums are sourced from French Guyana, Jamaica, and Puerto Rico, our aged Rye Whiskeys come from New York, Pennsylvania, and the Midwest US, and our Irish Whiskey is a blend of grain and malt whiskeys from Ireland. Rum & Rye's fresh ginger is macerated by our partner Josh Morton in Brooklyn.



HERO INGREDIENTS
─────────
Rum, American Rye Whiskeys, real macerated ginger, tailor-made bitters

CATEGORY
─────────
Rum & Rye

NO. OF SPIRITS IN BLEND
─────────
6

ALCOHOL
─────────
43% ABV

Enter: Our Irish take on Manhattan

A delicious second act of the blockbuster revolutionary Ready-To-Serve Bottled Craft Cocktail: the Irish-American Manhattan. Like the man, the latest release, Hercules Mulligan Eyr & Rye, lives a double life—blending two iconic Spirits from both sides of the pond, uniting their distinct features into a ready-to-serve Manhattan. The Irish twist on the classy & classic cocktail is a blend of three Rye Whiskeys, two Irish Whiskeys, aromatic and cherry bitters, and a splash of cherry juice. Hercules Mulligan Eyr & Rye pays tribute to the unsung hero of the American Revolution by adding an Irish twist to a classic recipe, creating balance among duality.



HERO INGREDIENTS

American Rye Whiskeys, Irish Whiskeys, Cherry Bitters, Aromatic Bitters, A splash of cherry juice

CATEGORY

Eyr & Rye

NO. OF SPIRITS IN BLEND

5

ALCOHOL

43% ABV

Does the name Hercules Mulligan ring a bell? Popularized in 'Hamilton: An American Musical,' Hercules Mulligan was an unsung hero of his time who tricked British soldiers into spilling their best-kept war secrets. Not to mention he also saved George Washington's life - twice. He was a real person with an incredibly badass story. Not to mention, Hercules Mulligan is now one of the most sold drinks at the Richard Rodgers Theater, the home of Hamilton.

We can't imagine a better inspiration for a brand that's about to lead the revolution in the ready-to-drink cocktail scene. We evoke the same sense of bold independence in Hercules Mulligan.



And it's not just us. Our data is backed by experts who awarded us a Double Gold medal at the 2021 San Francisco World Spirits Competition.





We Own the Relevance, & the Hype

We are perfectly positioned in the cross-section of Whiskey, Rum, and RTDs. With the growing popularity of these categories, Hercules Mulligan has found an ever-expanding audience. These categories combined generated over $4.4 billion of revenue on a yearly basis, and they are projected to grow even more.

This is the best time for you to join.





According to our research, we are outrunning our competitors thanks to you, our community!



We are continuing our meteoric rise after accomplishing an amazing crowdfunding round last September. Here is how WE, the Hercules Mulligan Community, believe we are outrunning our competitors.

Building the brand - community way and with Flaviar

The Hercules Mulligan community is a mix of existing crowdfunding investors and Flaviar - one of the world's largest Spirits communities, making the way we run the business, make decisions, and scale sales unique.

With Flaviar, we can rely on established distribution channels and help with scaling on-premise (bars and restaurants) and off-premise (liquor stores, etc.), and maintain a loyal direct-to-consumer community of hundreds of thousands of devoted Spirits lovers.

With hundreds of thousands of members, data points, and reviews, we can fine-tune our product, scale the sales, and land new accounts, thus enabling us to move and grow considerably faster and smarter than traditional Spirits brands, in our view.





Angels are joining our community

We know we cannot do or know everything by ourselves. Why not invite some of the world's smartest minds to join us. Over $1M has been submitted by angels like Guillaume Cuvelier, founder of Svedka and co-founder of Davos Brands - owners of Aviation gin; John McDonnell, President and COO of Patron Tequila; and Brian Zeug, ex Managing Director of Google.

ANGEL INVESTORS

Guillaume Cuvelier   Ben Weinbroer



Founder, Svedka Vodka, Co-Founder Davos Brands (Aviation Gin)

Steelyard Capital

John McDonnell
COO, Patron Tequila, ex VP, Seagrams

Cory Moelis
GPP, GroundUp Ventures

Brian Zeug
Managing Director, Google, SVP, Nielsen

Power of the media

Our meteoric rise and our superior product have received the attention of highly credible and well-respected media outlets, which reinforces our relevance, credibility, and interest to hundreds of new points of distribution.



Experience and team you could only wish for

Hercules Mulligan's team consists of seasoned Spirits experts, entrepreneurs, and professionals in the heart of the world - New York City. The founding team has launched, scaled, and sold successful Spirits and digital businesses before - so we know what it takes and how to do it again.

Steve Luttmann, the founder of Hercules Mulligan, previously created Leblon, one of the most known Cachaça brands, and sold it to Bacardi. He has prior experience at an executive level from companies like Möet Hennessey and Unilever.

Mario Mazza, owner of Five & 20 Spirits distillery

Ryan Malkin, one of the country's best alcohol attorneys

Anthony Faletra, VP of Sales, 20+ years in sales leadership in the industry; General Manager, Hammer & Sickle Vodka; Brand Manager & Region Sales Manager, Redhook Ale Brewery

Since the previous crowdfunding round, we have also grown the full-time in-house team by 3 people.





We are going nationwide and growing 85% YoY

We are taking the market by storm

With over 40,000 bottles sold since launch, our sales have grown by 85% from 2021 to 2022. We have sold out our first batch of Eyr & Rye in a few weeks and are scaling our on/off premise nationwide.

On and off-premise growth and accounts + map

With the hiring of our new VP of Sales, a veteran with 20+ years in the industry, we have opened 6 new states, and plan to quickly open 20 more states in the next 3-6 months, and be distributed in more than 35 states by the end of 2023. Our account base has grown from > 500 accounts in our core markets to > 1,200 accounts, and we expect to surpass 7,000 stores by the end of 2023.









The above image represents a produced photo of an actual campaign of the issuer.





Ratings and reviews

Due to our reliance on data from hundreds of thousands of Flaviar users to constantly improve our Spirit to perfection, Hercules Mulligan has garnered over 3,000 reviews and ratings from Flaviar members, resulting in an average rating of 8.2 out of 10, compared to the "other Spirits" category average of 7.6 out of 10. Recently launched Eyr & Rye is already becoming a next favorite with a 9.3 out of 10 rating.



*These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.



Even though we scaled the DTC sales, we still managed to keep an outstanding 18% repurchase rate, almost 3x bigger than the Flaviar standard. Now, this is sustainable growth.

Our Gross Profit margin is currently slightly above 45%, and we expect, with scale and innovation, for the margin to grow to 64% by 2026.





Since we are already ahead of the game regarding profits, we plan to invest in the geographic expansion over the next four years - expecting to achieve a break-even based on our current forecasts by 2025.

With a proven history of how Spirits brands of the future are built in the field of ready-to-drink cocktails to big groups, there is a clear path towards an exit. Our long-term objective is to sell the brand to a larger multi-brand portfolio Spirits company once we surpass 50,000 9L cases sold.

WHY INVEST ────────────────────

We stand for community-built Spirits

Our vision is to create an authentic and iconic Spirits brand and a community that will become a staple in the industry.

We want to show you how a Spirits brand of the future is built and how great it is to be part of one.

With so many new drinkers and fans, we want to give everyone a new opportunity to own a chunk of the future.

We will also develop product innovations to add to the Hercules Mulligan portfolio at higher price points and with different Spirits bases, creating other opportunities for consumers to enjoy the brand, leveraging credentials with our various communities along the way.

FUTURE INNOVATION

- 6 Year Aged Rye Whiskey
- Finished in Port Barrels
- MSRP $69.99 Limited Edition
- Timing: Q1 2024

- Maraschino Black Cherries from Croatia
- All Natural - No Artificial Flavors or Colors
- Timing: TBD

We are eager to claim an enormous chunk of this multi-billion dollar opportunity. We have the advantage, the resources, and the means that otherwise take years to build.

And this is where you come in.

We are here today to open the doors to a new round of funding and invite you to join in the success of Hercules Mulligan. There is strength in numbers.

We stand for community-supported Spirits. We stand for you. Stand with us and join the Spirits revolution with Hercules Mulligan.

ABOUT

HEADQUARTERS
1013 Centre Rd. Suite 403-A
Wilmington, DE 19805

WEBSITE
View Site ⬏

Become part of the Bottled Craft Cocktails revolution and brand with $2M+ raised, 40,000 bottles sold, and 85% YoY sales growth. Fueled by one of the world's largest Spirits-loving communities, Flaviar, we have developed one of the world's most successful Bottled Craft Cocktail brands and communities.

TEAM



Grisa Soba
Chief Strategy Officer & Director

Founder Flaviar,Venture Partner, Pioneer Fund

in



Steve Luttmann
Founder & CEO

Founder Leblon Cachaça (sold to Bacardi); Ex LVMH, Unilever.

in



Mario Mazza
Master Distiller & Director

Owner and General Manager, Five & 20 Distilling and Mazza Wines



Ryan Malkin
Counsel & Director

Principal attorney, Malkin Law, In-House Counsel, Pernod Ricard



Amy Yakuboff
Brand Manager

Marketing and PR for brands including Campari America, Edrington, Atom Brands, Owl's Brew

in



Frederic Lavoie
CFO

CFO Flaviar; Stingray Board of Directors, Mentor Techstar, SVP OnMobile Global, CEO Telesystem, CEO Modelcom

in



Jason Ewers
Market Manager - NYC

Experienced NYC market manager responsible for scale of the on and off premise sales in the area.

f



Scott Unruh
Regional Director

Well connected & educated individual who is versed in the Metro New York market - both on and off premise. Ex Constellation Brands Sales Manager.

in

TERMS
Hercules Mulligan

Overview

PRICE PER SHARE
$3.12

VALUATION
$17.51M

DEADLINE ⓘ
Apr 30, 2023

AMOUNT RAISED ⓘ
$443,242.47

Breakdown

MIN INVESTMENT ⓘ
$102.96

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,000,000.56

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
3,205

SHARES OFFERED
Common Stock

3,203   Common Stock

MAX NUMBER OF SHARES OFFERED
320,513

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	
Offering Circular	
Offering Memorandum	
Financials	
Risks	

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Hercules Mulligan, you are eligible for 5% additional bonus shares.

Time-Based perks

Friends and Family

Invest within the first week and receive 10% bonus shares.

Super Early Bird

Invest within the first two weeks and receive 7% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 5% bonus shares.

Amount-based Perks

Tier 1 | $100+

Receive Flaviar Base Membership + a 5% discount code for Hercules Mulligan products for 6 months.

Tier 2 | $250+

Flaviar Base Membership + a 10% discount code for Hercules Mulligan products for 6 months.

Tier 3 | $500+

Flaviar Base Membership, 1 bottle of HM Eyr & Rye or HM Rum & Rye + a 10% discount code for Hercules Mulligan products for 1 year.

Tier 4 | $1,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year + 1 bottle of Eyr & Rye and 1 bottle of Rum & Rye.

Tier 5 | $2,500+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year + 2 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 1 bottle of Rye & Rye when it launches.

Tier 6 | $5,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year + 7 bottles of Rum & Rye, 2 bottles of Eyr & Rye, and 1 bottle of Rye & Rye when it launches.

Tier 7 | $10,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year. 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 3% bonus shares.

Tier 8 | $25,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year, 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 5% bonus shares.

Tier 9 | $50,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year, 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 7% bonus shares.

Tier 10 | $100,000+

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year, 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Hercules Mulligan will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $312. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a

NEW UPDATES

04.26.23

Q1 Crowdfunding Board

Dear investors, fans, friends, and supporters,

We are grateful and happy with the results we have achieved during the first 3 weeks of this crowdfunding. Over **$440k** raised, hundreds of new and existing investors, and plenty of wins in recent weeks.

We would like to invite you all to this year's first Crowdfunding Investors Board, which will happen on May 8th at 8pm ET.

Q1 numbers will be reviewed, further plans for 2023 and beyond discussed, and some community conversation will be exchanged.

For all of those who cannot join, or are based in the EU, the meeting will be recorded and sent to you afterward.

Hope to see you all there!

https://us06web.zoom.us/meeting/register/tZ0rcu2vqDsuGtXcTspEwRYrtpTq1nGvktOP

Hercules Mulligan Team

04.24.23

HM signs distribution with RNDC

Dear investors, supporters, and friends,

New week, new exciting news to share. And don't forget, we are in the **last 2 days** of receiving bonus shares with your investment. **Invest now, to get your 5% bonus shares.**

As of last week, Hercules Mulligan has now been approved for distribution by **RNDC** in 8 US States, including **California.**

This is one of the crucial steps, that will enable the sales scale we are projecting this year. Having a power-house distributor like RNDC behind us is a great sign that product, team, and volumes are going in the right direction.

Thank you so much to everyone supporting our vision, and make sure to invest now, to claim your **5% Bonus Shares.**

Hercules Mulligan Team

ALL UPDATES

04.18.23

Hercules Mulligan scales in Costco

Dear investors, supporters, and friends,

We have some exciting sales news to share. and we are also in the last day of receiving 7% Bonus Shares, when you invest.

Hercules Mulligan was already approved for sales in 1 Costco location in Connecticut, and after the first few weeks, outstanding sales numbers, customer feedback and growth potential, **Costco has decided to approve sales in 2 more Costco stores in CT.**

Having support and help from Costco is a massive win for all of us and our sales.

With the last day of 7% Bonus Shares and this great news, it is perfect timing to join us, and invest in Hercules Mulligan.

04.11.23

Last day for 10% Bonus Shares

It's **LAST DAY for 10% bonus shares.**

Don't miss the chance to invest in Hercules Mulligan, a ready-to-drink Old Fashioned that. You get 10% bonus shares if you do it today!

Do not miss this chance, and co-own and co-create one of Flaviar's top brands now. For returning investors, we will add another 5% bonus shares on top of that.

Hercules Mulligan Team

04.07.23

Hercules Mulligan is back!

Dear followers, fans, supporters, and investors,

After keeping our heads down and building for a year, after scaling our sales by 85% and getting listed in stores like Costco and Total Wine & More, Hercules Mulligan is back!

We have launched our next expression - our take on Irish Manhattan that we call Eyr & Rye, hired some of the industry's best talent and closed angel investors that have previously started companies like Svedka and Aviation.

Our vision of a community built and owned spirits brand is stronger than ever, and we want to give everyone another chance to build this brand with us.

Invest today to receive 10% bonus shares, and additional 5% bonus shares if you are a returning investor.

Hercules Mulligan Team

Show More Updates

Early Bird Bonus

5% Invest within the first three weeks and receive 5% bonus shares.

00	00	36	48
DAYS	HOURS	MINS	SECS

 

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Hercules Mulligan.

$102	**$102**	**$102**
TIER 1	EARN 10% BONUS SHARES	EARLY BIRD BONUS
Receive Flaviar Base Membership + a 5% discount code for Hercules Mulligan products for 6 months.	Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.	Invest within the first three weeks and receive 5% bonus shares.
Select	Select	Select

$250	**$500**	**$1,000**
TIER 2	TIER 3	TIER 4
Flaviar Base Membership + a 10% discount code for Hercules Mulligan products for 6 months.	Flaviar Base Membership, 1 bottle of HM Eyr & Rye or HM Rum & Rye + a 10% discount code for Hercules Mulligan products for 1 year.	Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year + 1 bottle of Eyr & Rye and 1 bottle of Rum & Rye.
Select	Select	Select

$2,500

TIER 5

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year + 2 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 1 bottle of Rye & Rye when it launches.

Select

$5,000

TIER 6

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year + 7 bottles of Rum & Rye, 2 bottles of Eyr & Rye, and 1 bottle of Rye & Rye when it launches.

Select

$10,000

TIER 7

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year.9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 3% bonus shares.

Select

$25,000

TIER 8

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year, 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 5% bonus shares.

Select

$50,000

TIER 9

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year, 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 7% bonus shares.

Select

$100,000

TIER 10

Flaviar Base Membership, 15% discount code for Hercules Mulligan products for 1 year, 9 bottles of Rum & Rye, 2 bottles of Eyr & Rye, 2 bottles of Rye & Rye when it launches, and 10% bonus shares.

Select

JOIN THE DISCUSSION

SV | What's on your mind?

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Post

Brian Colandrea 34 INVESTMENTS
SE Investor • 14 days ago

I am interested in investing but I have no interest in the Flaviar membership. Is that something I'm going to be charged for, or will it ...
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Hercules Mulligan ✓
Hercules Mulligan • 13 days ago

Hi Brian,
...
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Stephen Whittaker   5 INVESTMENTS
16 days ago

Sorry, had the decimal in the wrong spot... $135,000 in revenue. Thank you

💬 2   ↑ 0   ⚑

Stephen Whittaker   5 INVESTMENTS
16 days ago

Are you able to share last year's revenue and maybe projections for 2023? Thank you

↑ 0   ⚑

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Stephen Whittaker   5 INVESTMENTS
16 days ago

This seems like a great product and I'd really like to invest, but can
anyone explain how the company is valued at 17.5M on $13,500 ...
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💬 0   ↑ 0   🚩



Nicholas Geitner
20 days ago

I've just made my first investment! I really believe in this type of
product, and this seems like a great one....
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💬 1   ↑ 0   🚩



Hercules Mulligan ✓
Hercules Mulligan • 19 days ago

Thank you so much for your support Nicholas, it means a lot to us!
...
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↑ 0   🚩

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